UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM N8-A

                          NOTIFICATION OF REGISTRATION
     FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: The Breezy Point Fund, Inc.

Address of Principal Business Office
(No. & Street, City State, Zip Code):

4747 Delafield Av.  NY, NY  10471

Telephone Number: 718-549-3172

Name and address of agent for service of process:

William Curtin  4747 Delafield Av.  NY, NY  10471

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES.




Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 11th day of August, 1997.





                   (SEAL)

         THE BREEZY POINT FUND, INC.


By:

        William D. Curtin
        President

Attest:

        Eileen A. Curtin
        Treasurer